Exhibit 99.1

AMBER INTERNATIONAL HOLDING LIMITED

AMBER INTERNATIONAL HOLDING LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(US$’000, except share data and per share data, or otherwise noted)

		As of	As of
		December 31,	June 30,
	Note	2025	2026
		(audited)	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	5	29,895	30,186
Time deposits	5	836	836
Restricted cash	5	3,171	3,226
Digital assets	6	45,958	52,111
Trade and other receivables	7	16,625	12,246
Income tax recoverable		141	57
Collateral receivables	8	3,407	8,534
Amounts due from related parties	19	32,341	60,081
Financial assets at fair value through profits or loss	9	22,084	13,647
Crypto assets loan receivables	10	42,141	57,788
Derivative financial instruments		316	—
		196,915	238,712
Assets classified as held for sale		17	10
Total current assets		196,932	238,722

Non-current assets
Property, plant and equipment		97	291
Intangible assets	11	2,949	2,720
Goodwill	11	53,136	53,136
Right-of-use assets		1,484	1,124
Investment accounted for using equity method		90	70
Financial assets at fair value through profits or loss	9	1,189	1,450
Other receivables	7	495	528
Deferred tax assets		7	7
Total non-current assets		59,447	59,326

Total assets		256,379	298,048

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	12	13,427	11,192
Collateral payables	8	10,941	75,558
Contract liabilities		8,575	8,232
Liabilities due to customers	13	61,351	49,624
Amounts due to related parties	19	48,031	47,723
Derivative financial instruments		316	—
Lease liabilities		867	874
Income tax payable		513	438
		144,021	193,641
Liabilities classified as held for sale		1,277	1,265
Total current liabilities		145,298	194,906

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

AMBER INTERNATIONAL HOLDING LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)

(US$’000, except share data and per share data, or otherwise noted)

		As of	As of
		December 31,	June 30,
	Note	2025	2026
		(audited)	(unaudited)
Non-current liabilities
Lease liabilities		722	274
Accrued liabilities	12	47	47
Total non-current liabilities		769	321

Total liabilities		146,067	195,227

Equity
Share capital		424	424
Share premium		90,540	90,540
Treasury shares		(903)	(5,780)
Other reserves		53,390	53,010
Accumulated losses		(33,139)	(35,373)
Total equity		110,312	102,821

Total equity and liabilities		256,379	298,048

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

AMBER INTERNATIONAL HOLDING LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

(US$’000, except share data and per share data, or otherwise noted)

		For the six-month ended
		June 30,
	Note	2025	2026
		(unaudited)	(unaudited)
Continuing operations
Revenue	14	33,455	23,949
Cost of revenue		(7,924)	(6,097)
Gross profit		25,531	17,852

Operating expenses
Research and development expenses		(7,968)	(3,102)
Sales and marketing expenses		(3,223)	(4,454)
General and administrative expenses		(14,279)	(12,453)
Total operating expenses		(25,470)	(20,009)

Operating income/(loss)		61	(2,157)

Finance income		92	200
Finance costs		(42)	(24)
Other gains, net	16	3,004	868
Realized fair value changes of digital assets		98	(97)
Realized fair value changes of digital assets on loan from related parties denominated in digital assets		—	—
Unrealized fair value changes of digital assets		(1,498)	98
Unrealized fair value changes of digital assets on loan from related parties denominated in digital assets		—	(1,065)
Profit/(loss) from continuing operations before share of loss from an equity investee and income tax expense		1,715	(2,177)

Share of losses from an equity investee		(24)	(20)
Income tax expense	18	(4)	(59)
Net income/(loss) from continuing operations	15	1,687	(2,256)

Discontinued operations
Net (loss)/profit from discontinued operations		(43)	22

Net profit/(loss)		1,644	(2,234)

Note:	Comparative figures for the six-month ended June 30, 2025 have been re-presented on a consistent basis to reflect the classification of discontinued operations.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

AMBER INTERNATIONAL HOLDING LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(US$’000, except share data and per share data, or otherwise noted)

		For the six-month ended
		June 30,
	Note	2025	2026
		(unaudited)	(unaudited)
Net profit/(loss)		1,644	(2,234)

Other comprehensive loss:
Item that may be reclassified subsequent to profit or loss:
Foreign currency translation adjustment		(115)	(419)
Total comprehensive income/(loss), net of tax US$nil		1,529	(2,653)

Total comprehensive income/(loss) attributable to:
Owners of Amber International Holding Limited		1,533	(2,653)
Non-controlling interest		(4)	—
		1,529	(2,653)

Net profit/(loss) attributable to owners of Amber International Holding Limited from:
Continuing operations		1,687	(2,256)
Discontinued operations		(15)	22
		1,672	(2,234)
Net profit/(loss) attributable to non-controlling interest from discontinued operations		(28)	—
		1,644	(2,234)

Net profit/(loss) from continuing operations per ADS attributable to Amber International Holding Limited
- Basic		0.0212	(0.0240)
- Diluted		0.0212	(0.0240)

Net (loss)/profit from discontinued operations per ADS attributable to Amber International Holding Limited
- Basic		(0.0002)	0.0002
- Diluted		(0.0002)	0.0002

Weighted average number of ADS used in per ADS calculation:
- Basic		79,493,454	93,839,047
- Diluted		79,496,261	93,839,047

Note:

Certain amounts of other comprehensive loss differ from those previously reported in the earnings release furnished as Exhibit 99.1 to the Company’s Form 6-K dated September 3, 2026 (the “Prior 6-K”), principally due to foreign currency translation differences. The amount of the error being corrected is approximately US$1,296,000, which decreased other comprehensive losses for the six-month ended June 30, 2026 as previously reported. Such differences do not affect net loss, net loss per ADS, revenue or cash flows for the six-month ended June 30, 2026. The condensed consolidated interim financial statements furnished herewith supersede the corresponding information in the Prior 6-K.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

AMBER INTERNATIONAL HOLDING LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(US$’000, except share data and per share data, or otherwise noted)

						Total Amber
						International
						Holding	Non-
	Share	Share	Treasury		Accumulated	shareholders’	controlling	Total
	capital	premium	shares	Reserves	losses	equity	interests	equity
Balance at January 1, 2025	1	13,499	—	53,175	(36,890)	29,785	—	29,785

Net income/(loss) for the period	—	—	—	—	1,672	1,672	(28)	1,644
Other comprehensive (loss)/income	—	—	—	(139)	—	(139)	24	(115)
Total comprehensive loss/(income) for the period	—	—	—	(139)	1,672	1,533	(4)	1,529

Waiver of related party balances	—	—	—	50	—	50	—	50

Transaction with owners in their capacity as owners:
Issuance of ordinary shares upon consummation of merger, net of issuance cost (Note (i))	407	59,548	(32)	—	—	59,923	—	59,923
Share-based compensation expense	—	—	—	8	—	8	—	8
	407	59,548	(32)	8	—	59,931	—	59,931

Balance at June 30, 2025 (unaudited)	408	73,047	(32)	53,094	(35,218)	91,299	(4)	91,295

Balance at January 1, 2026	424	90,540	(903)	53,390	(33,139)	110,312	—	110,312

Net loss for the period	—	—	—	—	(2,234)	(2,234)	—	(2,234)
Other comprehensive loss	—	—	—	(419)	—	(419)	—	(419)
Total comprehensive loss for the period	—	—	—	(419)	(2,234)	(2,653)	—	(2,653)

Transaction with owners in their capacity as owners:
Share-based compensation expense	—	—	—	39	—	39	—	39
Repurchase of ordinary shares (Note (ii))	—	—	(4,877)	—	—	(4,877)	—	(4,877)
	—	—	(4,877)	39	—	(4,838)	—	(4,838)

Balance at June 30, 2026 (unaudited)	424	90,540	(5,780)	53,010	(35,373)	102,821	—	102,821

Note:

(i)

Comparative figures for the six-month ended June 30, 2025 have been restated to reflect the finalization of the provisional accounting for the reverse acquisition of iClick Interactive Asia Group Limited completed in March 2025. The amount recognized for the issuance of ordinary shares upon consummation of the merger, net of issuance costs, has been adjusted accordingly.

(ii)

On November 26, 2025, board of directors of the Company approved and authorized to repurchase up to US$50 million of ADSs over a 12-month period commencing December 1, 2025. As of June 30, 2026, the Company had repurchased a total of 2,636,910 ADSs under this program for an aggregate consideration of approximately US$5.8 million

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

AMBER INTERNATIONAL HOLDING LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(US$’000, except share data and per share data, or otherwise noted)

		For the six-month ended
		June 30,
	Note	2025	2026
		(unaudited)	(unaudited)
Cash flows from operating activities
Profit/(loss) before income tax from:
Continuing operations		1,691	(2,197)
Discontinued operations		(43)	22

Adjustments for:
Depreciation of property, plant and equipment	15	2	31
Amortization of intangible assets	15	319	377
Amortization of right-of-use assets	15	300	404
Allowance for/(reversal of) credit losses on accounts receivable		162	(45)
Share-based compensation expenses		805	39
Fair value changes on financial asset at fair value through profits or loss	16	(911)	26
Share of losses from an equity investee		24	20
Realized fair value changes on digital assets		—	97
Realized fair value changes on amount due to related parties denominated in digital assets		(98)	—
Fair value changes on derivative contract	16	(1,250)	—
Unrealized fair value changes on digital assets		—	(98)
Unrealized fair value changes on amount due to related parties denominated in digital assets		1,498	1,065
Write off of other payables	16	—	(173)
Interest expense		61	24
Interest income		(99)	(200)
Net income received or settled in digital assets		(2,086)	(2,401)
Operating cash flows before working capital changes		375	(3,009)

Changes in working capital:
Trade and other receivables		276	4,341
Trade and other payables		(4,588)	(2,074)
Contract liabilities		878	(343)
Restricted cash		—	(55)
Crypto assets		3,209	8,956
Balances with related parties		(4,256)	(6,777)
Cash (used in)/generated from operating activities		(4,106)	1,039
Income tax refunded		9	—
Net cash (used in)/generated from operating activities		(4,097)	1,039

Cash flows from investing activities
Net cash acquired from business combination		18,249	—
Purchase of property, plant and equipment		—	(227)
Purchase of intangible assets		(92)	(151)
Purchase of financial assets at fair value through profits or loss		(1,086)	(100)
Disposal of financial assets at fair value through profits or loss		—	2,935
Disposal of crypto assets held		2,086	2,401
Interest received		99	200
Advance to related parties		(1,337)	—
Net cash generated from investing activities		17,919	5,058

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

AMBER INTERNATIONAL HOLDING LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(US$’000, except share data and per share data, or otherwise noted)

		For the six-month ended
		June 30,
	Note	2025	2026
		(unaudited)	(unaudited)
Cash flows from financing activities
Repayment of bank borrowings		(1,969)	—
Proceeds from bank borrowings		2,672	—
Proceeds from/(repayment to) related parties, net		2,471	(33)
Payment for principal and interest of lease liabilities		(383)	(512)
Repurchase of ordinary shares		—	(4,877)
Net cash generated from/(used in) financing activities		2,791	(5,422)

Net increase in cash and cash equivalents		16,613	675
Cash and cash equivalents at the beginning of period		9,326	29,895
Effect on exchange rate changes on cash and cash equivalents		(112)	(384)
Cash and cash equivalents at the end of period	5	25,827	30,186

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

1.Organization and principal activities

Amber International Holding Limited (the “Company” or “Amber International”) is a Cayman Islands holding company with no operations of its own and conducts its business through its subsidiaries and its controlled structured entity (“Variable interest entity”, or “VIE”). Amber International, its subsidiaries and its VIE are collectively referred to as the Group.

Amber International was incorporated under the law of Cayman Islands as a limited company on February 3, 2010. The Group is principally engaged in the provision of digital assets platform, and provision of agentic services and solutions. The Company’s principal operations and geographic market are in Singapore and Hong Kong.

2.Basis of preparation

These condensed consolidated interim financial statements for the six-month ended June 30, 2026 have been prepared in accordance with International Accounting standard (“IAS”) 34, “Interim Financial Reporting” as issued by the IASB. The interim report does not include all of the notes normally included in the annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) Accounting Standards as issued by the International Accounting Standards Board (“IASB”). Accordingly, this report should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2025. The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, except for the adoption of new and amended IFRS as set out below.

(a)	Amendments to standards and annual improvements adopted
IFRS 9 and IFRS 7	Classification and Measurement of Financial Instruments and Contracts Referencing Nature-dependent Electricity (amendments)
IFRS 1, IFRS 7, IFRS 9, IFRS 10 and IAS 7	Annual Improvements to IFRS Accounting Standards — Volume 11

The adoption of the amendments to standards and annual improvements does not have material impact on the condensed consolidated interim financial statements of the Group.

(b)	New standards and amendments to standards issued that are not yet effective
Effective for annual periods beginning on or after
IFRS 18	Presentation and Disclosure in Financial Statements	January 1, 2027
IFRS 19	Subsidiaries without Public Accountability: Disclosures	January 1, 2027
IAS 21	Translation to a Hyperinflationary Presentation Currency (amendments)	January 1, 2027
IFRS 20	Regulatory Assets and Regulatory Liabilities	January 1, 2029
IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (amendments)	To be determined

The Group is in the process of making an assessment of the impact of these new standards and amendments to standards upon initial application. The adoption of IFRS 18 will not affect the recognition or measurement of items in the condensed consolidated interim financial statements. It mainly has impacts on presentation and disclosure of income and expenses and adds new disclosure requirements on management—defined performance measures. Except for IFRS 18, none of these is expected to have significant impact on the Group in the current or future reporting periods and on foreseeable future transactions.

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

3.Estimates

The preparation of the condensed consolidated interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended December 31, 2025.

4.Financial risk management and financial instruments

4.1Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk, digital asset price risk, risks associated with the storage and protection of digital assets and investment risk related to trading of digital assets), credit risk and liquidity risk.

The condensed consolidated interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual consolidated financial statements for the year ended December 31, 2025.

There has been no material change in our risk profile and management since year end.

4.2Fair value estimation

The carrying amounts of trade and other receivables, cash and cash equivalents, time deposits, restricted cash, trade and other payables, amounts with related parties and lease liabilities as at June 30, 2026 approximate their fair values.

The Group analyzes its financial assets and liabilities carried at fair values by level of the inputs to valuation techniques used to measure the fair values. Such inputs are categorized into three levels within a fair value hierarchy as follows:

●	Level 1: unadjusted quoted prices in active markets for identical assets or liabilities;
●	Level 2: inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (that is, as prices) or indirectly (that is, derived from prices); and
●	Level 3: inputs for the assets or liabilities that are not based on observable market data (that is, unobservable inputs).

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

4.Financial instruments (Continued)

4.2Fair value estimation (Continued)

The following table sets forth the financial assets and liabilities, measured at fair value, by level within the fair value hierarchy as of December 31, 2025 and June 30, 2026.

	Fair value of financial instruments using
	Quoted prices in	Significant
	active markets	observable inputs	Significant
	for identical	other than quoted	unobservable	Total
	instruments	prices	inputs	fair
	(Level 1)	(Level 2)	(Level 3)	value
At December 31, 2025
Financial assets:
Financial assets at fair value through profits or loss	268	—	23,005	23,273
Crypto assets loan receivables	42,141	—	—	42,141
Derivative financial instruments	—	316	—	316
Collateral receivables	3,407	—	—	3,407
Amounts due from related parties	21,427	—	—	21,427
Digital assets	45,350	608	—	45,958
	112,593	924	23,005	136,522
Financial liabilities:
Derivative financial instruments	—	316	—	316
Collateral payables	10,941	—	—	10,941
Liabilities due to customers	61,351	—	—	61,351
Amounts due to related parties	42,497	—	—	42,497
	114,789	316	—	115,105

At June 30, 2026
Financial assets:
Financial assets at fair value through profits or loss	275	—	14,822	15,097
Crypto assets loan receivables	57,788	—	—	57,788
Collateral receivables	8,534	—	—	8,534
Amounts due from related parties	37,122	—	—	37,122
Digital assets	52,053	58	—	52,111
	155,772	58	14,822	170,652
Financial liabilities:
Collateral payables	75,558	—	—	75,558
Liabilities due to customers	49,624	—	—	49,624
Amounts due to related parties	39,705	—	—	39,705
	164,887	—	—	164,887

There were no transfers among the Levels 1, 2 and 3 during the six-month ended June 30, 2026. There were also no changes made to any of the valuation techniques applied as of December 31, 2025.

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required for evaluating the fair value of a financial instrument are observable, the instrument is included in Level 2.

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

4.Financial instruments (Continued)

4.2Fair value estimation (Continued)

If one or more of the significant inputs are not based on observable market data, the instrument is included in Level 3. Specific valuation techniques used to value financial instruments mainly include:

(i)	the use of net assets value as reported by the external fund administrators without adjustment;
(ii)	the use of quoted market prices for similar instruments;
(iii)	other techniques, including market approach, are used to determine fair value for financial instruments.

The Level 3 instruments mainly include unlisted equity investments. As these investments are not traded in an active market, their fair values are determined using the market approach, which requires significant judgment, assumptions and inputs, including risk-free rates, discount for lack of marketability (“DLOM”), enterprise value-to-sales multiple, relevant underlying financial projections, and market information of recent transactions (such as recent fund raising transactions undertaken by the investees) and other exposure, etc.

The following table presents the changes and movement of financial instruments in Level 3 for the six-month ended June 30, 2025 and 2026:

	Fund	Unlisted equity
	investments	investments	Total
At January 1, 2025	264	—	264
Business combination – merger transaction	5,846	—	5,846
Additions during the period	—	1,000	1,000
Fair value changes	(237)	—	(237)
At June 30, 2025	5,873	1,000	6,873

At January 1, 2026	22,005	1,000	23,005
Additions during the period	100	—	100
Disposals during the period	(2,935)	—	(2,935)
Transfer to a related party (Note)	(4,246)	—	(4,246)
Fair value changes	(1,102)	—	(1,102)
At June 30, 2026	13,822	1,000	14,822

Note:

In June 2026, the Group transferred its 100% holdings in a fund investment for a cash consideration of approximately US$4 million to a related entity as part of an internal restructuring. Amount was settled subsequently in July 2026.

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

5.Cash and cash equivalents and restricted cash

	As of	As of
	December 31,	June 30,
	2025	2026
	(audited)	(unaudited)
Cash at bank	24,641	26,372
Short-term bank deposits	5,254	3,814
Time deposits with maturities over three months	836	836
Restricted cash	3,171	3,226
	33,902	34,248

Cash and cash equivalents, time deposits and restricted cash as of December 31, 2025 and June 30, 2026 primarily consist of the following currencies:

	As of	As of
	December 31,	June 30,
	2025	2026
	(audited)	(unaudited)
US$	26,584	25,869
Renminbi (“RMB”)	1,503	1,323
Singapore dollar (“SGD”)	821	1,010
Hong Kong dollar (“HK$”)	3,613	4,736
United Arab Emirates dirhams (“AED”)	879	848
Japanese Yen (“JPY”)	162	183
Others	340	279
	33,902	34,248

6.Digital assets

	As of	As of
	December 31,	June 30,
	2025	2026
	(audited)	(unaudited)
Digital assets held on exchange institution	45,958	52,111

The following table sets forth the fair values of digital assets held by the Group as of the end of the reporting periods:

	As of	As of
	December 31,	June 30,
	2025	2026
	(audited)	(unaudited)
Bitcoin (“BTC”)	7,883	20,447
Ethereum (“ETH”)	5,937	3,812
USD Tether (“USDT”)	19,081	7,933
USD Coin (“USDC”)	12,449	17,882
Others (Note)	608	2,037
	45,958	52,111

Note:

Others mainly consist of “USDG”, “XRP”, “ADA”, “BCH”, “DOT”, “BNB”, “TRX” and “SOL”, no other crypto asset individually representing more than 5% of the total digital assets.

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

7.Trade and other receivables, net

	As of	As of
	December 31,	June 30,
	2025	2026
	(audited)	(unaudited)
Trade receivables, gross	7,345	6,270
Less: allowance for credit losses	(1,855)	(1,796)
Trade receivables, net	5,490	4,474

Rebate receivables	436	216
Deposits	1,121	1,222
Loans receivable	3,858	—
Interest receivables	127	328
Others	166	167
Sub-total	11,198	6,407

Prepaid media costs	4,363	4,522
Prepayments	1,458	1,660
VAT and other tax recoverable	101	185
Total trade and other receivables	17,120	12,774

Less: non-current rental deposits	(495)	(528)
	16,625	12,246

Trade receivables are non-interest bearing and are generally on 30-90 days (December 31, 2025:same) credit terms.

8.Collateral receivables and collateral payables

The Company offers structured cryptocurrency derivative arrangements to customers, comprising:

(i)	Accumulator and Decumulator (“AQDQ”) – Structured derivative contracts that allow customers to systematically buy (accumulate) or sell (decumulate) specified cryptocurrencies at predetermined strike prices over a set period; and
(ii)	Fixed Coupon Notes (“FCN”) – Yield-enhancing structured investments offering fixed periodic coupon payments with embedded options. FCN structures (including bullish, bearish, capped-loss, and worst-of variants) feature early redemption mechanisms upon specified knock-out events and may settle via cash or physical delivery of the underlying digital assets at maturity, subject to strike price performance and defined loss-limit parameters.

In order to mitigate market and credit exposures, these structured products involve bilateral collateral and back-to-back hedging arrangements. The structural difference in margin terms, where the Group collects higher initial collateral from customers (collateral payables) than it is required to post to institutional hedging counterparties (collateral receivables), results in collateral payables significantly exceeding collateral receivables.

Both receivables and payables are measured at fair value. The Group maintains operational control over custodial assets but does not assume ownership.

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

8.Collateral receivables and collateral payables (Continued)

The following table sets forth the fair values of collateral receivables and payables as of the end of the financial periods:

Collateral receivables

	As of	As of
	December 31,	June 30,
	2025	2026
	(audited)	(unaudited)
BTC	—	4,065
ETH	124	—
USDC	2,936	3,970
USDT	347	499
	3,407	8,534

Collateral payables

	As of	As of
	December 31,	June 30,
	2025	2026
	(audited)	(unaudited)
BTC	—	30,875
ETH	1,487	2,354
USDC	7,164	25,027
USDT	2,290	17,302
	10,941	75,558

9.Financial assets at fair value through profits or loss

	As of	As of
	December 31,	June 30,
	2025	2026
	(audited)	(unaudited)
Non-current assets
Unlisted equity investments	1,000	1,000
Fund investments	189	450
	1,189	1,450
Current assets
Fund investments	21,816	13,372
Hong Kong listed equity securities	268	275
	22,084	13,647

	23,273	15,097

10.Crypto assets loan receivables

	As of	As of
	December 31,	June 30,
	2025	2026
	(audited)	(unaudited)
Gross balance	42,057	59,650
Fair value changes	84	(1,862)
Less: allowance of credit losses	—	—
Net carrying amount	42,141	57,788

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

10.Crypto assets loan receivables (Continued)

Crypto assets loan receivables are denominated in the following cryptocurrencies:

	As of	As of
	December 31,	June 30,
	2025	2026
	(audited)	(unaudited)
BTC	10,940	18,162
ETH	8,562	5,421
USDS (Note)	6,896	2,323
USDC	6,412	13,848
USDT	9,331	18,034
	42,141	57,788

Note:

USDS is a cryptographic blockchain-based digital information unit token issued by the Group and only used in Group’s platform. Each USDS is equivalent to US$1.

11.Intangible assets and goodwill

	Computer		Brand	Customer
	software	Trademark	name	relationship	Goodwill	Total
For the six-month ended June 30, 2025
At beginning of the period	160	—	—	—	16,735	16,895
Business combination – merger transaction	87	—	2,060	1,100	36,401	39,648
Additions	92	—	—	—		92
Amortization	(104)	—	(150)	(65)	—	(319)
At end of the period (unaudited)	235	—	1,910	1,035	53,136	56,316

For the six-month ended June 30, 2026
At beginning of the period	372	—	1,652	925	53,136	56,085
Additions	151	—	—	—	—	151
Amortization	(9)	—	(258)	(110)	—	(377)
Currency exchange difference	(3)	—	—	—	—	(3)
At end of the period (unaudited)	511	—	1,394	815	53,136	55,856

12.Trade and other payables

	As of	As of
	December 31,	June 30,
	2025	2026
	(audited)	(unaudited)
Current
Trade payables	3,080	3,190
Other payables	1,698	1,474
VAT and other taxes payables	19	—
Security deposit received from customers	279	180
Accrued employee benefits	5,296	4,190
Accrued professional fees	2,883	1,995
Accrued expenses	172	163
	13,427	11,192

Non-current
Accrued liabilities	47	47

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

13.Liabilities due to customers

	As of	As of
	December 31,	June 30,
	2025	2026
	(audited)	(unaudited)
Structured products	44,797	34,683
Fund investments	16,133	14,667
Accrued interest	421	274
	61,351	49,624

Liabilities due to customers mainly related to proceeds received from customers who purchased cryptocurrency-denominated products, which represent fixed/variable interest cryptocurrency deposited on the “Amber Premium SG” platform operated by the Group.

These deposits are not protected by any insurance and are unsecured. The cryptocurrency-denominated products are structured products, which consist of (i) structured products without option element, and (ii) structured products with option element.

In addition to the cryptocurrency-denominated products described above, liabilities due to customers also include funds deposited by customers for which the Group acts as a nominee in making fund investments on behalf of its customers. Although the Group acts in a nominee capacity, management has determined that the Group controls the related fund investments as they are held in the name of the Group. These investments are presented as “Fund Investments” in Note 9 and are measured at fair value through profit or loss. The investment term does not exceed one year. Correspondingly, these customer liabilities have been designated at fair value through profit or loss, with changes in fair value recognized in profit or loss to eliminate an accounting mismatch that would otherwise arise from measuring the related fund investments at fair value.

14.Segment information

The chief operating decision-maker (“CODM”) regularly reviews financial results, allocates resources to and assesses the performance of each of the following reportable segments:

(i) Digital Assets Services and Solutions — development of digital asset platform and provision of digital asset service and solutions.

(ii) Marketing and Enterprise Solutions — provision of AI-driven online advertising services and provision of digitalized operational solutions.

To align with the Company’s latest business strategy and focus on the on-going AI adoption, the Company introduced a new revenue grouping, Agentic Revenue, comprising the new revenue stream through Agentic Market Making (“A-MM”) and the existing revenues generated from Marketing and Enterprise Solutions (formerly known as Online Advertising and SaaS Solutions) segment to better reflect the evolution of its AI-enabled business model.

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

14.Segment information (Continued)

The presentation of reportable operating segments has been revised, and accordingly the comparative figures of such reportable segments have been restated, as the management believes that the information regarding such restated segments would be useful to the users of these condensed consolidated interim financial statements.

	Unaudited
	For the six-month ended June 30, 2026
	Digital Assets	Marketing and
	Services	Enterprise
	and Solutions	Solutions	Unallocated	Total
Digital assets platform revenue:
Wealth management solutions	9,569	—	—	9,569
Execution solutions	1,596	—	—	1,596
Payment solutions	1,090	—	—	1,090
	12,255	—	—	12,255

Agentic revenue	3,525	8,169	—	11,694

Total segment revenues	15,780	8,169	—	23,949

Segment operating loss	(658)	(379)	(1,120)	(2,157)

Other profit or loss information:
Depreciation and amortization	(154)	(658)	—	(812)
Finance income	85	115	—	200
Finance costs	(8)	(16)	—	(24)
Income tax expense	—	(59)	—	(59)
Share of losses from an equity investee	—	(20)	—	(20)

	Unaudited
	For the six-month ended June 30, 2025
	Digital Assets	Marketing and
	Services	Enterprise
	and Solutions	Solutions	Unallocated	Total
Digital assets platform revenue:
Wealth management solutions	21,462	—	—	21,462
Execution solutions	4,684	—	—	4,684
Payment solutions	1,655	—	—	1,655
	27,801	—	—	27,801

Agentic revenue	—	5,654	—	5,654

Total segment revenues	27,801	5,654	—	33,455

Segment operating profit/(loss)	3,967	(93)	(3,813)	61

Other profit or loss information:
Depreciation and amortization	(229)	(392)	—	(621)
Finance income	60	32	—	92
Finance costs	(12)	(30)	—	(42)
Income tax expense	—	(4)	—	(4)
Share of losses from an equity investee	—	(24)	—	(24)

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

14.Segment information (Continued)

The following table breaks down revenue by geographic location of the Group’s revenue. The geographical location is based on the geographical location where customers are located.

	For the six-month ended
	June 30,
	2025	2026
	(unaudited)	(unaudited)
Asia	6,715	11,321
North America	12,065	12,070
Africa	14,639	29
Europe	27	519
Others	9	10
	33,455	23,949

	As of	As of
	December 31,	June 30,
	2025	2026
Segment assets
Digital Assets Services and Solution	167,574	215,053
Marketing and Enterprise Solutions	75,267	69,877
Total segment assets	242,841	284,930

Intersegment eliminations	(6,087)	(3,206)
Discontinued operations	17	10
Unallocated items	19,608	16,314
Total assets as per the condensed consolidated statement of financial position	256,379	298,048

Segment liabilities
Digital Assets Services and Solution	132,379	180,329
Marketing and Enterprise Solutions	17,996	16,235
Total segment liabilities	150,375	196,564

Intersegment eliminations	(6,085)	(3,206)
Discontinued operations	1,277	1,265
Unallocated items	500	604
Total liabilities as per the condensed consolidated statement of financial position	146,067	195,227

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

15.Profit/(loss) for the period

	For the six-month ended
	June 30,
	2025	2026
	(unaudited)	(unaudited)
Staff costs	12,325	13,205
Technology expenses	7,577	2,886
Legal and professional fees	3,526	1,813
Business development expenses	397	239
Depreciation of plant and equipment	2	31
Amortization of intangible assets	319	377
Depreciation of right-of-use assets	300	404
Advertising expenses	311	76

16.Other gains, net

	For the six-month ended
	June 30,
	2025	2026
	(unaudited)	(unaudited)
Foreign currency exchange difference, net	250	349
Government grants	182	36
Service income	74	134
Fair value changes on financial assets at fair value through profit or loss	911	(26)
Fair value change on derivative contracts	1,250	—
Dividend income	329	—
ADR reimbursement from depositary bank	—	192
Write off of other payables	—	173
Others	8	10
	3,004	868

17.Dividend

No interim dividend in respect of the six-month ended June 30, 2025 and 2026 has been declared as of the date of this report.

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

18.Income tax expenses

Taxation on profits has been calculated on the estimated assessable profits for the period at the rates of taxation prevailing in the countries in which the Group operates respectively.

Singapore

Under the current Inland Revenue Authority of Singapore, the Company’s subsidiary incorporated in Singapore is subject to a statutory tax rate of 17% (2025: 17%).

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Company’s subsidiary incorporated in Hong Kong is subject to 16.5% income tax on their taxable income generated from operations in Hong Kong before April 1, 2018. Starting from the financial year commencing on April 1, 2018, the two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HK$2 million and 16.5% for any assessable profits in excess of HK$2 million.

Dubai

Under the current Dubai Ministry of Finance, the Company’s subsidiary incorporated in Dubai is subject to UAE corporate tax on their taxable income generated from operations in Dubai. As per Ministry of Finance, corporate rates are 0% for taxable income up to AED375,000 and 9% for taxable income above AED375,000.

PRC Enterprise Income Tax (“EIT”)

The Company’s subsidiary, VIE and VIE’s subsidiaries in the PRC are governed by the Enterprise Income Tax Law (“EIT Law”). Pursuant to the EIT Law and its implementation rules, enterprises in the PRC are generally subjected to tax at a statutory rate of 25%.

Cayman Islands and British Virgin Islands

Under the current tax laws of Cayman Islands, Amber International and its subsidiaries are not subject to tax on income or capital gains. Besides, upon payment of dividends by Amber International to its shareholders, no Cayman Islands withholding tax will be imposed.

Amber International’s subsidiaries incorporated in the British Virgin Islands are not subject to income or capital gains taxes, estate duty, inheritance tax or gift tax. In addition, payment of dividends to the shareholders of Amber International’s subsidiaries in the British Virgin Islands are not subject to withholding tax in the British Virgin Islands.

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

19.Significant related party transactions

(a)Related party transactions

On June 1, 2026, Amber Global Limited (“AGL”), a former principal shareholder of the Company, distributed all of its holdings of the Company’s Class A ordinary shares to its existing shareholders on a pro rata basis. The share distribution does not involve the issuance of any new shares and is not dilutive to other shareholders.

In addition to the related party information disclosed elsewhere in the condensed consolidated interim financial statements, the following transactions with related parties took place at terms agreed between the parties during the financial periods:

	For the six-month ended
	June 30,
	2025	2026
Revenue generated from:
WhaleFin Technologies Limited	15,074	—
Lead Accelerating Limited	7,296	4,199
AG Global Technology Limited Inc.	—	5,396
Proton Fund SPC	3,163	2,198
Axiom AI Limited	758	3
Rigsec Technology Holding Limited	62	4
Gamma Digital Limited	3	3

Cost of revenue to:
Lead Accelerating Limited	8	48
Amber ALIR Holding Limited	—	11
WhaleFin Technologies Limited	3,278	—
AG Global Technology Limited Inc.	—	1,779

Service income from:
Amber Technologies Service Pte. Ltd.	25	77
WhaleFin Markets Limited	49	71
Axiom AI Limited	—	49
AAC Global Holding Limited	—	48
Amber ALIR Holding Limited	—	6

Outsourcing/support services provided by:
Amber Technologies North America Ltd	—	665
Amber AI Limited	—	859
Amber AI Services Limited	—	1,482
Amber AM Limited	—	75

Service fee to:
Rigsec Technology Limited	—	180

AMBER INTERNATIONAL HOLDING LIMITED

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(US$’000, except share data and per share data, or otherwise noted)

19.Significant related party transactions (Continued)

(b)Key management compensation

	For the six-month ended
	June 30,
	2025	2026
Fees	—	—
Salaries, bonus and allowances	227	995
Defined contribution retirement schemes	4	3
Share-based compensation expenses	—	—
	231	998

20.Commitments and contingencies

(a)	Litigation

In the ordinary course of the business, the Company is subject to periodic legal or administrative proceedings. As of June 30, 2026, the Company is not a party to any legal or administrative proceedings which will have a material adverse effect on the Company’s business, financial position, results of operations and cash flows.

(b)	Capital commitments

As of June 30, 2025 and 2026, the Company had no capital commitments.

21.Subsequent events

Except as disclosed above, the Company evaluated subsequent events from June 30, 2026 through the date when the condensed consolidated interim financial statements were issued, and concluded that no other subsequent events have occurred that would require recognition or disclose in the condensed consolidated interim financial statements.